UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2025
Commission File Number: 001-35617

Sandstorm Gold Ltd.
(Translation of registrant’s name into English)

Suite 3200 - 733 Seymour Street
Vancouver, British Columbia
V6B 0S6 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☐                Form 40-F   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Incorporation by Reference

Exhibit 99.1 (Annual Report for the year ended December 31, 2024 which includes Management's Discussion and Analysis for the fiscal year ended December 31, 2024 and Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2024) and Exhibit 99.2 (Consent of PricewaterhouseCoopers LLP) to this report on Form 6-K are deemed to be filed and incorporated by reference into this report and are hereby incorporated by reference into and as an exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333-283100), as amended or supplemented, to the extent not superseded by documents or reports subsequently filed or furnished by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.
EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1
Annual Report for the year ended December 31, 2024 which includes Management's Discussion and Analysis for the fiscal year ended December 31, 2024 and Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2024.

99.2	Consent of PricewaterhouseCoopers LLP

101	Interactive Data Files (formatted as Inline XBRL)

104	Cover Page Interactive Data file (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANDSTORM GOLD LTD.

Date: February 18, 2025	By:	/s/ Erfan Kazemi
Name: Erfan Kazemi
Title: Chief Financial Officer